August 4, 2008

Larry Spirgel, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

Filed July 7, 2008

File No. 0-30178

Dear Mr. Spirgel:

Thank you for your comment letter dated July 17, 2008.  The following are View Systems, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Amendment No. 3 to the Preliminary Information Statement on Schedule 14C (“Amendment No. 3”) at the same time that this letter is being filed.

Our response below reflects the changes made in Amendment No. 3 to comply with Staff’s comment letter.

1.

Throughout your Information Statement, you reference various actions taken by the majority shareholder(s) and the Board of Directors. Please revise your Information Statement to clarify which of these actions was taken by whom, as well as which actions were taken by written consent.

Response:

We have revised the Information Statement to reflect the dates that Mr. Than, as majority shareholder and as a director, and the board of directors held special meetings wherein various actions were authorized.

2.

We note that on May 12, 2008, several actions were taken, including the reduction and redistribution of Mr. Than’s Series A Preferred Stock shares. However, according to the Certificate of Designation of Preferences and Rights of Series A Preferred Stock of View Systems, Inc., effective May 17, 2005, filed as Exhibit 4.1 to the Company’s Form 8-K, filed June 15, 2005, any shares of Preferred stock that are returned to, or otherwise acquired by, the Company “…may not be reissued as Series A Preferred Stock, and shall be returned to the status of authorized and unissued shares of Preferred Stock…” Please explain how the Company was able to redistribute Mr. Than’s shares of Preferred Stock in light of this provision.

Response:

We have clarified the Information Statement to reflect that the March 22, 2005 Certificate of Designation of Preferences and Rights of Series A Preferred Stock will be corrected to reflect that Series A preferred stock is convertible and that Series A preferred shares that have been voluntarily surrendered may be re-issued.

3.

We note the record date for shareholders entitled to vote on the reverse stock split and name change. Please confirm in your response letter that the Company provided timely notice to FINRA pursuant to Rule 10b-17.

Response:

We have corrected the Information Statement to reflect that the Effective Date for all actions included in the Information Statement will not be effective until at least 20 days after the distribution of the Information Statement, the filing of appropriate documentation with the State of Nevada Secretary of State’s office, and the timely delivery of notice to NASDAQ.

Introduction, page 2

4.

Please provide a specific date in the fourth paragraph, regarding the “subsequent action.”

Response:

We have revised the Information Statement to reflect the dates that Mr. Than, as majority shareholder and as a director, and the board of directors held special meetings wherein various actions were authorized.

5.

We note your response to comment three, wherein you anticipate an immediate increase in the price of your common stock to approximately $1.00 per share.  We also note your disclosure on page three, stating that the current market price for your stock is between $.01 and $.02 per share. In light of these statements, provide management’s basis for anticipating raising $2 million through the sale of 20 million additional shares ($.10 per share) following the reverse stock split.

Response:

We do not have specific terms for a proposed stock issuance, primarily because we will need to evaluate market conditions for raising capital following the effectiveness of the actions identified in the Information Statement. We have adjusted the Information Statement to reflect that we do not know how many shares we may offer, the offering price, or any other terms, except that we would like to raise at least $2 million in part to retire debt obligations and in part to provide for working capital.

The Reverse Split, page 3

6.

Please confirm that the effective date for the reverse stock split and name change will be no sooner than 20 days prior to the distribution of the information statement.

Response:

We have corrected the Information Statement to reflect that the Effective Date for all actions included in the Information Statement will not be effective until at least 20 days after the distribution of the Information Statement, the filing of appropriate documentation with the State of Nevada Secretary of State’s office, and the timely delivery of notice to NASDAQ.

Reasons for and Possible Consequences of the Reverse Split, page 4

7.

We note your statement on page five that the Company intends to issue 2 million shares of common stock.  Please disclose the reason for this issuance, when the Company anticipates issuing such shares, and how the funds derived from these shares will be used.

Response:

We do not have specific terms for a proposed stock issuance, primarily because we will need to evaluate market conditions for raising capital following the effectiveness of the actions identified in the Information Statement. We have adjusted the Information Statement to reflect that we do not know how many shares we may offer, the offering price, or any other terms, except that we would like to raise at least $2 million in part to retire debt obligations and in part to provide for working capital.

8.

We note your statements on page three, and throughout your Information Statement, that the Company’s preferred shares are “convertible into common stock.”  Please reconcile this with provision D in the Certificate of Designation of Preferences and Rights of Series A Preferred Stock, referenced in comment two, above, stating that the holders of preferred shares shall not have conversion rights.

Response:

We have clarified the Information Statement to reflect that the March 22, 2005 Certificate of Designation of Preferences and Rights of Series A Preferred Stock will be corrected to reflect that Series A preferred stock is convertible.

Appointment of Additional Directors and Related Restructuring …page 5

9.

 We note that your directors were issued shares of Preferred Stock “for services rendered.”  We also note that your directors are not compensated for their services as directors.  Please provide more detail regarding the reason for this compensation, including the nature of these non-director services provided by these individuals.

Response:

We have clarified the Information Statement to reflect that the shares were issued for services related to facilitating sales of Company products.

10.

We note your statement that “Mr. Gunther Than, as majority shareholder and board of directors took the following actions:”  Please clarify whether these actions were effective immediately or will be effective following the distribution of this information statement and how they “took” such actions (e.g. through amendments to the Certificate of Designation of Preferences and Rights of Series A Preferred Stock?). Please also clarify whether shareholder approval and/or board approval was required for all the actions.

Response:

We have corrected the Information Statement to reflect that the Effective Date for all actions included in the Information Statement will not be effective until at least 20 days after the distribution of the Information Statement, the filing of appropriate documentation with the State of Nevada Secretary of State’s office, and the timely delivery of notice to NASDAQ.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gunther Than

Gunther Than

Chief Executive Officer